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Securities and Exchange Commission
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 7 2007
WASH, D.C.
185

Date
19 March 2007

TomTom N.V. - Rule 12g3-2(b) Exemption
SEC File Number 82-34879

SUPPL

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Annex A, a copy of the Company's Press Release titled: "TomTom Introduces the World's First Truly Connected Navigation Device with Built-in SIM Card for Commercial Vehicles". This release supplements the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 22 April 2005.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address. Please also find enclosed a pre-paid envelope which, when sent back to the addressee, will serve to confirm receipt of this submission.

Yours sincerely,

Jeff Hendrickson
U.S. Associate
Herbert Smith LLP
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

cc: Ewoud van Gellicum, TomTom N.V.
Alex Bafi, Herbert Smith

w/enc

10/7398166_1

TomTom Introduces the World's First Truly Connected Navigation Device with Built-in SIM Card for Commercial Vehicles

- *The TomTom GO 715 redefines the professional users' daily travel experience*
- *Effortless combination of Navigation, Two-Way Data Communication and Traffic Information*

Amsterdam, 15 March 2007 – TomTom, the world's largest portable navigation solution provider, today reveals it is extending its TomTom WORK product portfolio with the new TomTom GO 715: the world's first portable navigation device with an integrated GPRS modem and SIM card.

From April 2007, the TomTom GO 715 will be available with TomTom WEBFLEET - a web based vehicle location tool, as part of the new TomTom WORK COMPACT solution for owners of commercial vehicles.*

The new TomTom GO 715 features TomTom's award winning software, precise door-to-door navigation across Europe and a built-in GPRS modem and SIM card for out-of-the box connected navigation services. The built-in GPRS modem and SIM card of the TomTom GO 715 ensure that users can send messages and location information between vehicles on the road and the TomTom WEBFLEET application more easily than ever before. Additionally, drivers have continuous and ultra-fast access to TomTom's most up-to-date traffic information. Fast and accurate traffic information is of particular importance for TomTom WORK users.

"This is a world's first and presents a major step for TomTom towards making connected navigation services a reality for a much wider audience of companies and their drivers," says Harold Goddijn, chief executive officer. "TomTom WORK COMPACT is a fully integrated plug & GO solution that does not require any specialist installation, dramatically reducing the total cost for connected services."

TomTom WORK Product portfolio

TomTom WORK is TomTom's product and services solution and offers integrated navigation, tracking, tracing and two-way data communication for owners of fleets of all sizes. The TomTom WEBFLEET application comes preloaded with easy reporting software ready for immediate use. The extended TomTom WORK portfolio gives owners of commercial vehicles more choice than ever in choosing what is right for their business.

TomTom GO 715 comes complete with the same easy-to-use navigation software, best routes, 3D map view and spoken instructions as the TomTom GO range. Additionally, the TomTom GO 715 has hands-free functionality via Bluetooth-enabled phones and comes pre-installed with the most up-to-date door to door map of Western Europe stored on the memory card.

TomTom WORK COMPACT, from 1.80 Euro per day:**

- TomTom WEBFLEET: a web based tracking and tracing service that monitors and guides vehicles and staff, as well as managing and planning business;
- TomTom GO 715: new portable navigation device with integrated GPRS modem and built-in SIM card for door-to-door navigation across Europe and optimised communication between vehicles and the TomTom WEBFLEET system;
- Basic reports such as trip reports, message reports, working times, event report and order reports.

TomTom WORK ACTIVE, from 2 Euro per day*:

- TomTom LINK: a compact unit fixed in each vehicle, enabling businesses to track and trace vehicles at all times and send messages and location information between vehicles and the online TomTom WEBFLEET service centre via GPS/GPRS;
- TomTom WEBFLEET: a web based tracking and tracing service that monitors and guides vehicles and staff, as well as managing and planning business;
- TomTom GO: TomTom's award winning portable navigation range with extensive door-to-door navigation across the USA, Europe or <your region>;
- Constant real-time localization and enhanced tracking and tracing of vehicles on the road;
- Extensive data exchange on vehicle status and use;
- Extensive reporting including different types of trip reports, message reports, working hours' report and usage times

ANNEX A

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

END